EXHIBIT 99.1

GameSquare Esports Announces All-Pro Dallas Cowboys Cornerback

Trevon Diggs Joins Complexity Stars

NFL Star Leverages Passion for Gaming to Grow Personal Brand and Complexity Gaming Fandom

October 14, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), announces that Trevon Diggs, an All-Pro Dallas Cowboys cornerback, has signed with Complexity Stars, expanding the division’s roster of superstar athletes. Diggs is the first Cowboys player to sign with Complexity Stars and joins 10 celebrities, musicians, and professional athletes seeking to grow their audiences using the GameSquare platform which is at the intersection of sports, gaming, and entertainment.

“Trevon is a dominant force in the NFL and in gaming,” said Justin Kenna, CEO of GameSquare. “His presence on the field and his love of gaming makes Trevon an outstanding addition to our star-studded roster. Complexity Stars brings world-class entertainers and athletes, like Diggs, together to showcase their passion for gaming and create experiences that resonate with gaming fans. GameSquare, through Complexity, GCN, Cut+Sew, Code Red, Fourth Frame Studios, and Mission Supply, is connecting brands with fans through an incredibly talented team of people and an audience of hundreds of millions gamers.”

“While Dallas Cowboys fans know me as an athlete first, I’m also an avid gamer, and I’m looking forward to joining Complexity Stars to connect with more fans through gaming,” said Diggs. “Complexity and the Cowboys share the same hunger for greatness, and it was a natural fit for me to join an esports organization that understands the intersection of sports, gaming, and entertainment.”

Complexity Stars is the world’s first gaming division for celebrities and professional athletes. Diggs joins a dynamic cast of Complexity Stars talent, including two-time NBA champion J.R. Smith, LA Galaxy Striker Javier “Chicharito” Hernández, and LA-based DJ duo Lost Kings, among others. The Stars roster benefits from Complexity’s gaming and esports expertise to optimize and expand their brand relationships and the expertise that the GameSquare family of vertically integrated businesses operates in digital media and entertainment. Diggs’ further strengthens the deep relationship between Complexity and the Cowboys organization.

Trevon Diggs will collaborate with Complexity’s diverse roster of talent on unique experiences to grow his online presence and deepen connections with Cowboys and Complexity fans around the world. Details of future in-person events, branded content, and collaborations with other professional athletes and creators will be made available on Digg’s social channels, complexity.gg, and gamesquare.com. The full roster of Complexity Stars is online at complexity.gg/teams/complexity-stars/.

Gamesquare has grown its audience of more than 220 million through its digital media network, reaching more than 115 million globally, and through its investments in Complexity Gaming which has helped to grow its aggregate social following from approximately ten million to more than 105 million. GameSquare continues to focus on expanding its audience and seeking opportunities through new talent, teams, and Complexity Stars members, like Trevon. Rapid growth has provided scale and amplified brand awareness including a multi-year sponsorship between Complexity Gaming and Lenovo. The sponsorship with Lenovo made it the exclusive desktop and laptop PC provider to Complexity Gaming and Complexity’s Frisco-based headquarters are now named the Lenovo Legion Esports Center.

View the full video release announcement at twitter.com/Complexity

About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future performance and revenue; continued growth and profitability; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

In addition, the estimates of revenues may be considered “future oriented financial information” or “financial outlooks” (collectively, “FOFI”) within meaning of applicable securities legislation. FOFI has been prepared by the Company’s management to provide an outlook of the Company’s activities and has been approved as of the date of this news release. The Company believes that the prospective financial information has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represents, to the management’s knowledge and opinion, the Company’s course of action. The reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. FOFI, as with forward-looking statements generally, are, without limitation, based on assumptions and subject to the risks set out above. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Company’s revenue may differ materially from the revenue provided in this news release. Except as required by law, GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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